UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33139

Hertz Global Holdings, Inc.

(Exact name of registrant as specified in its charter)

999 Vanderbilt Beach Road, 3rd Floor

Naples, Florida 34108

Telephone: (239) 552-5800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights (1)

(Title of each class of securities covered by this Form)

Common Stock, Par Value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934 Hertz Global Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 27, 2015	By:	/s/ Thomas C. Kennedy
Thomas C. Kennedy
Senior Executive Vice President and Chief Financial Officer

(1)   The Preferred Stock Purchase Rights (the “Rights”) expired on December 29, 2014 pursuant to the terms of the Rights Agreement, dated as of December 30, 2013, between the Company and Computershare Trust Company, N.A., as Rights Agent.  Hertz Global Holdings, Inc. initially filed a Form 8-A to register the Rights on December 30, 2013.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.